Thornburg Value Fund

INDEX COMPARISON

Compares performance of Thornburg Value Fund and the Standard & Poor's 500 Index for the period October 1, 1995 to March 31, 2001. Past performance of the Index and the Fund may not be indicative of future performance.





Class A Shares		Class C Shares	
Average Annual Total Returns (at max. offering price) (periods ended 3/31/01)		Average Annual Total Returns (periods ending 3/31/01)	
One Year:	(13.51)%	One Year:	(10.14)%
Five Years:	21.12%	Five Years:	21.26%
Since Inception (10/1/95):	21.08%	Since Inception (10/1/95):	21.14%